UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Jones, David A.
   500 W. Main St.
   Louisville, KY  40202
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   July 31, 2002
5. If Amendment, Date of Original (Month/Year)
   August 2, 2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common (1)                 |      |    | |                  |   |           |610,140            |I     |FLP(2)                     |
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Common (1)                 |      |    | |                  |   |           |152,808            |I     |FLP-96(3)                  |
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Common (1)                 |      |    | |                  |   |           |30,000             |I     |Wife                       |
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Common (1)                 |7/10/1|G   |V|1,000,000         |D  |           |                   |      |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
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Common (1)                 |7/12/0|G   |V|880               |D  |           |4,151,445          |I     |DAJ-RT(8)                  |
                           |2     |    | |                  |   |           |                   |      |                           |
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Common (1)                 |      |    | |                  |   |           |1,385              |I     |BJ-RT(9)                   |
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Common (1)                 |      |    | |                  |   |           |719,028            |      |JIL(6)                     |
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Common (1)                 |7/1/02|S(10| |80,000            |D  |$15.2472   |                   |      |                           |
                           |      |)   | |                  |   |           |                   |      |                           |
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Common (1)                 |7/12/0|G   |V|1,120             |D  |           |1,699,532          |D     |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
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Common (1)                 |7/10/0|J(11| |1,000,000         |A  |           |1,000,000          |I     |DBJI(11)                   |
                           |2     |)   | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option(4)             |21.25   |     |    | |           |   |1/2/9|1/2/0|Common(1)   |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |9    |8    |            |       |       |            |   |            |
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Option(4)             |18.7813 |     |    | |           |   |1/4/0|1/4/0|Common(1)   |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |0    |9    |            |       |       |            |   |            |
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Option(4)             |7.875   |     |    | |           |   |1/3/0|1/3/1|Common(1)   |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |1    |0    |            |       |       |            |   |            |
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Option(4)             |14.7813 |     |    | |           |   |1/2/0|1/2/1|Common (1)  |3,887  |       |3,887       |D  |            |
                      |        |     |    | |           |   |2    |1    |            |       |       |            |   |            |
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Option(5)             |14.7813 |     |    | |           |   |1/2/0|1/2/1|Common (1)  |1,113  |       |1,113       |D  |            |
                      |        |     |    | |           |   |2    |1    |            |       |       |            |   |            |
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Forward Sale Contract |(7)     |     |    | |           |   |3/22/|3/22/|Common (1)  |451,700|       |(7)         |D  |            |
(7)                   |        |     |    | |           |   |04   |04   |            |       |       |            |   |            |
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Option(5)             |11.235  |     |    | |           |   |10/10|10/10|Common (1)  |83,334 |       |83,334      |D  |            |
                      |        |     |    | |           |   |/02  |/11  |            |       |       |            |   |            |
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Option(5)             |11.235  |     |    | |           |   |10/10|10/10|Common (1)  |83,333 |       |83,333      |D  |            |
                      |        |     |    | |           |   |/03  |/11  |            |       |       |            |   |            |
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Option(5)             |11.235  |     |    | |           |   |10/10|10/10|Common (1)  |83,333 |       |83,333      |D  |            |
                      |        |     |    | |           |   |/04  |/11  |            |       |       |            |   |            |
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Option(5)             |11.55   |     |    | |           |   |1/2/0|1/2/1|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |3    |2    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, pursuant to the Company Rights Agreement, as amended and restated
on February 14, 1996, and amended as of May 27, 1998 and March 1, 1999, which entitles holders of the Company's Common Stock, in the event certain specified events occur, to acquire 1/100 of a share of Series A Participating Preferred Stock at a price of $145 per fractional share.
(2) Shares held by Family Limited Partnership ("FLP") of which my wife and I are General Partners and Trusts established by each of us are Limited
Partners, together with a Family Charitable Foundation. I disclaim beneficial ownership of Company stock held by the FLP except to the extent of my pecuniary
interest.
(3) Shares held by 96 A/J Family Limited Partnership ("FLP-96") of which my wife and I are General Partners, and together with a Family Charitable Foundation are Limited Partners. I disclaim beneficial ownership of Company stock held by the FLP-96 except to the extent of my pecuniary interest.
(4) Right to buy pursuant to Company's 1989 Stock Option Plan for Non-Employee Directors.
(5)  Right to buy pursuant to Company's 1996 Incentive Stock Option
Plan.
(6) Shares held by Jones Investments, Ltd. ("JIL"), a partnership of which DBJ, LLC is the General Partner. My wife and I are the members of DBJ,
LLC. I disclaim beneficial ownership of Company stock held by JIL except to the extent of my pecuniary interest.
(7) On March 22, 2001, Mr. Jones entered into a forward sale agreement (the "Forward Agreement") relating to up to 451,700 shares (the "Base
Amount") of Common Stock. In connection with the Forward Agreement, between March 14, 2001 and March 22, 2001, the counterparty sold
451,700 shares of Common Stock into the public market in accordance with paragraphs (f) and (g) of Rule 144 under the Securities Act of 1933, as amended, at an average price of $11.32 per share. The Forward Agreement provides that three business days after March 22, 2004 Mr. Jones will deliver a number of shares of Common Stock (or, at the election of Mr. Jones,
the cash equivalent of such shares) based on the following:   (a) if the
closing price of the Common Stock on March 22, 2004 (the "Final Price") is less than $11.32 per share, Mr. Jones will deliver 451,700 shares; (b) if the Final Price is equal to or greater than $11.32 per share (the "Floor Price") but less than or equal to $13.92 per share (the "Cap Price"), Mr. Jones will deliver a number of shares equal to Floor Price/Final price x 451,700; and
(c) if the Final price is greater than the Cap Price, Mr. Jones will deliver a number of shares equal to Floor Price + (Final Price - Cap Price)/Final Price x 451,700. In consideration therefor, Mr. Jones has received a price of $4,381,490.00.
(8) Shares held by David A. Jones Revocable Trust (DAJ-RT) of which I am Settlor and Trustee. I disclaim beneficial ownership of Company stock held by the DAJ-RT except to the extent of my pecuniary interest.
(9) Shares held by Betty A. Jones Revocable Trust (BJ-RT) of which she is Settlor and Trustee. I disclaim beneficial ownership of Company stock held by the BJ-RT except to the extent of my pecuniary interest.
(10) On March 4, 2002, Mr. Jones entered into Section 10b5-1 Trading Plans.
Mr. Jones,  through one of the brokers will sell up to Eighty Thousand
(80,000) shares per month. The brokers will alternate months with Merrill Lynch, Pierce, Fenner & Smith beginning in March 2002, and UBS
PaineWebber Inc. beginning in April 2002. The Trading Plans cover up to an aggregate of Nine Hundred Sixty Thousand (960,000) shares of Humana
Inc. common stock. The 10b5-1 Trading Plans are scheduled to terminate no later than February 28, 2003 subject to earlier termination per the provisions as set out in the Trading
Plans.
(11) Exempt transfer of shares from David A. Jones Revocable Trust (DAJ-RT) to DBJ Investments, Ltd. ("DBJI"), a limited partnership of which I am a limited partner and DBJ, LLC is the General Partner. My wife and I are the members of DBJ, LLC. I disclaim beneficial ownership of Company stock held by DBJI except to the extent of my pecuniary interest. (Inadvertently left off previously filed July 2002 Form 4).